EXHIBIT 99.1

Aura Announces a Change in the Company’s BDRs

ROAD TOWN, British Virgin Islands, Aug. 29, 2025 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO) (TSX: ORA) (B3: AURA33) (“Aura” or the “Company”) informs its shareholders and the market in general that the Brazilian Securities Commission (“Comissão de Valores Mobiliários“ or “CVM”) has approved the change (the “Change”) of the reference to a stock exchange for the common shares underlying the Company’s Brazilian Depositary Receipts (“BDRs”) from Toronto Stock Exchange (the “TSX”) to the Nasdaq Global Select Market (the “Nasdaq”). This Change will take effect on September 5, 2025.

Aura’s common shares will continue to be listed and trading on the Nasdaq under the symbol “AUGO”, on the TSX under the symbol “ORA” and the BDRs will continue to be listed on B3 S.A. – Brasil, Bolsa, Balcão, under the symbol "AURA33".

The Company will keep its shareholders and the market in general informed of any updates regarding the Change.

About Aura 360º Mining

Aura is focused on mining in its entirety – thinking holistically about how its business impacts and benefits each of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. This is what we call 360º Mining.

Aura is a company focused on the development and operation of gold and base metals projects in the Americas. The Company has five operating mines, including the Minosa gold mine in Honduras, the Apoena, Almas, and Borborema gold mines in Brazil, and the Aranzazu copper-gold-silver mine in Mexico. In addition, the Company has Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is under care and maintenance; and the Carajás copper project in the Carajás region, which is in the exploration phase.

For more information, visit Aura’s website at https://ir.auraminerals.com/

Caution Regarding Forward-Looking Information and Statements

This press release includes certain statements and information that may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and/or "forward-looking statements" within the meaning of applicable United States securities laws, including the Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Forward-looking statements relate to future events or future performance and reflect the Company’s current estimates, predictions, expectations or beliefs regarding future events and include, without limitation, statements with respect to the change in the Company’s BDRs, and the Company’s business strategies. Often, but not always, forward-looking statements may be identified by the use of words such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Important factors that may cause actual results to vary. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement or forward-looking information, except in accordance with applicable securities law.

Investor Relations
ri@auraminerals.com